[redacted]

00
7/3/13

SECURI 13014350 ION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC
Mail Processing
Section
JUN 26 2013
Washington DC
401

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53033

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 5/1/2012 (MM/DD/YY) AND ENDING 4/30/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KCPAG Brokerage LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

302 East Walnut Street
(No. and Street)

Robinson (City) IL (State) 62454 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas A. Moore (618) 544-4993
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

225 South 6th Street Suite 2300 (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

00
7/23/13

OATH OR AFFIRMATION

I, Thomas A. Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KCPAG Brokerage LLC, as of April 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
JUDY LEIGH BRANSON
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:10/22/13

Signature

CCO/CEO
Title

Judy Leigh Branson
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KCPAG BROKERAGE LLC
Robinson, Illinois

FINANCIAL STATEMENTS

Including Independent Auditors' Report

As of and for the Years Ended April 30, 2013 and 2012

BAKER TILLY

Candor. Insight. Results.

KCPAG BROKERAGE LLC

Robinson, Illinois

FINANCIAL STATEMENTS

Including Independent Auditors' Report

As of and for the Years Ended April 30, 2013 and 2012

KCPAG BROKERAGE LLC

TABLE OF CONTENTS
As of and for the Years Ended April 30, 2013 and 2012

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT AUDITORS' REPORT

Board of Governors and Member
KCPAG Brokerage LLC
Robinson, Illinois

Report on the Financial Statements

We have audited the accompanying statements of financial condition of KCPAG Brokerage LLC (a limited liability company) as of April 30, 2013 and 2012, and the related statements of income, member's capital and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KCPAG Brokerage LLC as of April 30, 2013 and 2012 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
June 21, 2013

KCPAG BROKERAGE LLC

STATEMENTS OF FINANCIAL CONDITION
As of April 30, 2013 and 2012

ASSETS

	2013	2012
CASH AND CASH EQUIVALENTS	$ 20,000	$ 20,500
COMMISSIONS RECEIVABLE	10,015	15,077
TOTAL ASSETS	$ 30,015	$ 35,577

LIABILITIES AND MEMBER'S CAPITAL

	2013	2012
LIABILITIES	$ -	$ -
MEMBER'S CAPITAL	30,015	35,577
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 30,015	$ 35,577

See accompanying notes to financial statements.

KCPAG BROKERAGE LLC

STATEMENTS OF INCOME
For the Years Ended April 30, 2013 and 2012

	2013	2012
REVENUES	$ 191,585	$ 430,942
OPERATING EXPENSES	58,321	92,552
NET INCOME	$ 133,264	$ 338,390

See accompanying notes to financial statements.

KCPAG BROKERAGE LLC

STATEMENTS OF MEMBER'S CAPITAL
For the Years Ended April 30, 2013 and 2012

BALANCE, April 30, 2011	$ 41,385
Distributions to member	(344,198)
2012 net income	338,390
BALANCE, April 30, 2012	35,577
Distributions to member	(138,826)
2013 net income	133,264
BALANCE, April 30, 2013	$ 30,015

See accompanying notes to financial statements.

KCPAG BROKERAGE LLC

STATEMENTS OF CASH FLOWS
For the Years Ended April 30, 2013 and 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 133,264	$ 338,390
Adjustments to reconcile net income to net cash flows from operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable	5,062	5,808
Net Cash Flows from Operating Activities	138,326	344,198
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to member	(138,826)	(344,198)
Net Cash Flows from Financing Activities	(138,826)	(344,198)
Net Change in Cash and Cash Equivalents	(500)	-
CASH AND CASH EQUIVALENTS - Beginning of Year	20,500	20,500
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 20,000	$ 20,500

See accompanying notes to financial statements.

KCPAG BROKERAGE LLC

NOTES TO FINANCIAL STATEMENTS
As of and for the Years Ended April 30, 2013 and 2012

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

KCPAG Brokerage LLC (the Company) was organized as a limited liability company in Illinois on May 17, 2000. The Company became a registered broker-dealer under the Securities Exchange Act of 1934 on May 4, 2001 and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is a wholly-owned subsidiary of Kemper Capital Management LLC (Kemper).

Cash and Cash Equivalents

The Company includes as cash equivalents certificates of deposit and all other investments with maturities of three months or less when purchased which are readily convertible into known amounts of cash.

Commissions Receivable

Commissions receivable are unsecured and no allowance for doubtful accounts is considered necessary by management as of April 30, 2013 and 2012.

Revenue Recognition

Commission income is recorded on a trade-date basis.

Income Taxes

The Company is a single member limited liability company classified as a "disregarded entity" for income tax purposes. Accordingly, these financial statements do not include any provision or liability for income taxes since the income and expenses are reported on the individual income tax returns of the sole member and the applicable income taxes, if any, are paid by the member.

With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the years before 2009. The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statements of income.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

KCPAG BROKERAGE LLC

NOTES TO FINANCIAL STATEMENTS
As of and for the Years Ended April 30, 2013 and 2012

NOTE 2 - Related Party Transactions

The Company has an affiliate agreement with Kemper to pay a percentage of shared expenses. Total shared expenses incurred by the Company were $45,789 and $82,884 for the years ended April 30, 2012 and 2012. In addition, the Company will pay the following expenses directly: audit fees, bank charges and federal and state registration fees. Kemper will pay all other fixed and variable expenses for the Company.

NOTE 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. As of April 30, 2013 and 2012, the Company had net capital of $30,015 and $35,577 which was $25,015 and $30,577 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1 as of both April 30, 2013 and 2012.

Material differences exist between the net capital calculated above and the net capital computed and reported in the Company's April 30, 2013 FOCUS filing (see reconciliation on page 9). Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(1) exemption.

NOTE 4 - Subsequent Events

The Company has evaluated subsequent events through June 21, 2013, which is the date that the financial statements were available to be issued, for events requiring recording and disclosure in the Company's financial statements.

SUPPLEMENTARY INFORMATION

KCPAG BROKERAGE LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of April 30, 2013

COMPUTATION OF NET CAPITAL

Total member's capital	$ 30,015
Total non-allowable assets	-
Net capital before haircuts on securities positions	30,015
Haircuts on securities positions	-
Net capital	$ 30,015

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ -

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Excess net capital at 1,500 percent	$ 25,015
Excess net capital at 1,000 percent	$ 24,015
Ratio: Aggregate indebtedness to net capital	0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's Part II FOCUS report, Form X-17a-5 (unaudited) as of April 30, 2013	$ 21,130
Net audit adjustment	8,885
Net capital per above	$ 30,015

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Governors and Member
KCPAG Brokerage LLC
Robinson, Illinois

In planning and performing our audit of the financial statements of KCPAG Brokerage LLC (the Company) as of and for the year ended April 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal controls that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of KCPAG Brokerage LLC as of and for the year ended April 30, 2013, and this report does not affect our report thereon dated June 21, 2013. Due to the small size of the Company's accounting department, the Company has a lack of segregation of duties. The Company has created as much segregation of duties as possible given its current resources. We proposed a material audit adjustment to the financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America. We communicated this in writing to management and the Board of Governors on June 21, 2013.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. We identified deficiencies in internal controls that we consider to be material weaknesses, as described above. These conditions were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of KCPAG Brokerage LLC as of and for the year ended April 30, 2013, and this report does not affect our report thereon dated June 21, 2013.

This report is intended solely for the information and use of the Board of Governors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
June 21, 2013

an independent member of
BAKER TILLY
INTERNATIONAL